SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________________________________________________

FORM 11-K

(Mark One)

[X] Annual Report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the calendar year ended December 31, 2003

OR

[ ] Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from ________ to _________

Commission file number 0-30270

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CROMPTON CORPORATION
EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Crompton Corporation
199 Benson Rd
Middlebury, Connecticut 06749

CROMPTON CORPORATION
EMPLOYEE SAVINGS PLAN

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits (Modified Cash Basis) as of December 31, 2003 and 2002

Statements of Changes in Net Assets Available for Plan Benefits (Modified Cash Basis) for the Years Ended December 31, 2003 and 2002

Notes to Financial Statements

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Signature

Exhibit 23 - Consent of KPMG LLP, Independent Registered Public Accounting Firm

CROMPTON CORPORATION
EMPLOYEE SAVINGS PLAN

Financial Statements
and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

CROMPTON CORPORATION
EMPLOYEE SAVINGS PLAN

INDEX

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits (Modified Cash Basis) as of December 31, 2003 and 2002

Statements of Changes in Net Assets Available for Plan Benefits (Modified Cash Basis) for the Years Ended December 31, 2003 and 2002

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Crompton Corporation:

We have audited the accompanying statements of net assets available for plan benefits (modified cash basis) of the Crompton Corporation Employee Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Stamford, Connecticut
June 25, 2004

CROMPTON CORPORATION
EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
(Modified Cash Basis)

December 31, 2003 and 2002

Assets	2003	2002

Investments, at fair value:
Crompton Corporation Common Stock Fund	$ 6,472,049	$ 5,978,389
Blended Income Fund	109,895,788	114,975,211
Mutual Funds	252,062,984	198,249,031
Participant Loans	5,879,007	6,531,599

Net assets available for plan benefits	$374,309,828	$325,734,230

See accompanying notes to financial statements

CROMPTON CORPORATION
EMPLOYEE SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
(Modified Cash Basis)
Years Ended December 31, 2003 and 2002
	2003	2002

Additions attributed to:
Investment income:
Interest and dividends	$ 8,057,046	$ 8,127,002

Net appreciation/(depreciation) in fair value of investments	56,147,627	(61,934,588)

Net investment income/(loss)	64,204,673	(53,807,586)

Contributions:
Employer	8,113,113	8,785,547
Participant	15,979,676	16,868,129

	24,092,789	25,653,676

Loan repayments	374,976	237,132

Transfer from merged Uniroyal Chemical Co. Inc.
Savings Plan A	-	9,018,827

Total additions	88,672,438	(18,897,951)

Deductions attributed to:
Benefits paid to participants	(39,998,934)	(38,031,048)
Administrative expenses	(97,906)	(99,764)

Total deductions	(40,096,840)	(38,130,812)

Net increase (decrease)	48,575,598	(57,028,763)

Net assets available for plan
benefits at beginning of year	325,734,230	382,762,993

Net assets available for plan benefits at end of year	$374,309,828	$325,734,230

See accompanying notes to financial statements

CROMPTON CORPORATION
EMPLOYEE SAVINGS PLAN
Notes to Financial Statements

December 31, 2003 and 2002

(1) Description of the Plan

The following description of the Crompton Corporation Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is intended to be a profit sharing plan meeting the requirements of Section 401(a) of the Internal Revenue Code ("IRC") and contains provisions meeting the requirements of Sections 401(k) and 401(m) of the IRC.

The Plan administrator is the Crompton Corporation Employee Benefit Committee. Fidelity Investments is the trustee and record keeper of the Plan.

The Plan is a defined contribution plan established for the purpose of encouraging and assisting eligible employees of Crompton Corporation and subsidiary companies in following a systematic savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective April 1, 2002, the Uniroyal Chemical Company, Inc. Savings Plan A was merged into the Crompton Corporation Employee Savings Plan. The provisions of the Uniroyal Chemical Company, Inc. Savings Plan A as a result of this merger have remained unchanged. All assets have been transferred to similar funds as of the date of transfer.

Employees become eligible to participate in the Plan beginning on the first day of any calendar month following 30 days of service.

Participant Contributions

Each year, participants may contribute to the Plan, by means of payroll deductions, a pre-tax or post-tax contribution of up to 50% of earnings for non-highly compensated employees or 20% of earnings for highly compensated employees, effective with the first payroll period which ends on or after the date in which the employee becomes a participant, provided that the total of pre-tax contributions and after-tax contributions, if any do not exceed the above percentages of the participant's earnings. Participants may change the rate of pre-tax contributions (and/or after-tax contributions, if any) at any time. Participant contributions are subject to Internal Revenue Service pre-tax limitations, which was $12,000 in 2003 and $11,000 in 2002.

Employer Contributions

For employees participating under the former Witco Plan, the Company's matching contribution is 50% of the first 6% of the participant's after-tax contributions and/or pretax contributions.

For employees participating under the former OSI Plan, the Company's matching contribution is 50% of the first 7 1/2% of the participant's after-tax contributions and/or pretax contributions.

For employees participating under the former IARP, the Company's basic contribution is equal to 2% of each participant's earnings (5% for Gustafson employees). Additionally, the Company makes a supplemental contribution equal to 2 1/2% of each participant's earnings (Gustafson employees are not eligible to receive this supplemental contribution.) The Company may, by appropriate corporate action, increase the supplemental contributions made by it for any Plan year (or part of a Plan year) to a higher percentage than 2 1/2%.

Investments of Contributions

Participants' pre-tax contributions, after-tax contributions, employer contributions and rollover contributions may be invested in whole percentages among the investment alternatives made available by the Plan administrator, at the direction of the participants. Participants may change their investment elections with respect to existing funds, as well as future contributions, at any time.

Vesting
Each participant's pre-tax contribution account, after-tax contribution account and rollover account is 100% fully vested at all times. Participants' Company contributions vest based on years of service according to the following vesting schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4	100%

Each participant is fully (100%) vested in his Company contribution account in the event of any of the following: his attainment of normal retirement age while employed by the Company; his death while an employee of the Company; upon a change in control of the Company while an employee of the Company; termination of the Plan or partial termination of the Plan which affects the participant; or complete discontinuance of employer contributions to the Plan.

If a participant was eligible to participate in the Witco Plan on December 31, 2000, he is at all times fully vested in the portion of his Company contribution account attributable to qualified non-elective contributions; a participant who had three years of service or three years of participation service on December 31, 2000 is fully vested in his Company contribution account upon completion of three years of participation service; a participant is fully vested upon attainment of age 55 while still employed by the Company; and a non-bargaining participant is fully vested in his Company contribution account in the event of his termination due to economic conditions.

Participants who were eligible to participate in the IARP on December 31, 2000, and any eligible employee hired on or after January 1, 2001, are always fully vested in the basic Company contributions.

On April 1, 2002, the plan assets of Uniroyal Chemical Company, Inc. Savings Plan A in the amount of $7,422,143 were transferred to the Plan. On June 3, 2002, the plan assets of Uniroyal Chemical Company, Inc. Salary Savings Plan in the amount of $1,596,684 were transferred to the Plan.

Forfeitures

In the event a participant who is not fully vested in his Company contribution account incurs a break in service, that portion which is not vested is forfeited. In the event that a participant who is less than 50% vested in his Company contribution account makes a voluntary withdrawal of his after-tax contribution account, any portion of his Company contribution account attributable to his matched after-tax contributions in which he is not vested is forfeited. Company contributions and the earnings thereon forfeited under the provisions of the Plan are applied to pay administrative expenses and/or reduce subsequent Company contributions required under the Plan. In the event that contributions under the Plan are discontinued or the Plan is terminated, the distributions of such forfeitures not yet applied are to be credited ratably to the accounts of active participants. At December 31, 2003 and 2002, forfeited non-vested accounts totaled $110,752 and $153,081, respectively. These amounts will be applied to reduce future employer contributions.

Withdrawals and Distributions

At age 59 1/2 and thereafter, an active participant can withdraw funds from the vested balance of his account at any time. Before age 59 1/2, participants are permitted to make hardship withdrawals provided that he has an immediate and heavy financial need, and only if the participant cannot meet that need from any other source. A participant is not entitled to receive a hardship withdrawal until he has received all other distributions and loans available under all qualified plans maintained by the Company. The minimum amount that can be withdrawn under a hardship withdrawal is the lesser of $200 or the total amount available for withdrawal, and may not exceed the amount of the financial need including amounts necessary to pay any Federal, state and local income taxes or penalties reasonably expected to result from the distribution, and are to be paid in one lump sum. If a participant makes a hardship withdrawal, he is not permitted to resume making contributions for a period of twelve months subsequent to the withdrawal.

Upon termination of employment, death, or attainment of age 70 1/2, a participant is entitled to receive the value of his after-tax contribution account, pre-tax contribution account, rollover account, and the vested portion of his Company contribution account in the form of a single lump sum cash payment. Distributions are to be made as soon as practicable following the participant's termination of employment, provided however, that if the value of a participant's vested balance is greater than $5,000, the distribution will not be made prior to the participant's normal retirement age without his consent.

Any participant eligible to participate in the Witco Plan as of December 31, 2000, may withdraw from the Plan his entire supplementary after-tax contributions and interest earned thereon, however, the participant is not permitted to resume making supplementary after-tax contributions for a period of six months subsequent to the withdrawal.

Loans

Participants may borrow a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. There are two types of loans available that consist of a general loan and a loan to buy a principal residence. No participant may have more than two loans outstanding at any given time. The loans are secured by the balance in the participant's account and bear interest at a rate of 1% over prime, ranging from 5.25% to 10% as of the origination date of the loan for loans outstanding at 12/31/03. Loan repayments are made automatically through payroll deductions, with a minimum loan term of one year, and not to exceed five years, except for a loan for the purpose of purchasing a primary residence, in which case the loan may not exceed fifteen years. Participants who were members in the OSi Plan on December 31, 2000, were previously able to obtain a loan for the purpose of purchasing a primary residence, with terms not exceeding thirty years.

(2) Significant Accounting Policies

Accounting Basis

The accompanying financial statements have been prepared on a modified basis of cash receipts and disbursements; consequently, contributions, interest and the related assets are recognized when received rather than when earned, and expenses are recognized when paid rather than when the obligation is incurred. Accordingly, the accompanying financial statements are presented on a comprehensive basis of accounting other than generally accepted accounting principles.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (Note 3) and participant loans which are stated at cost. Fair Value is determined by quoted market prices, if an active market exists, or redemption values, which approximate market value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Crompton Corporation Stock fund is valued at its year-end closing price. Participant loans are stated at cost, which approximates fair value.

Net appreciation (depreciation) in fair value of investments includes investments bought, sold, and held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Plan Expenses

All Plan expenses may be paid by the Company, however, if not paid by the Company, may be charged to the Plan and paid from available forfeitures, or will be charged to each participant based on his allocable interest in the Plan. The Company provides administrative and accounting services for the Plan at no charge.

(3) Investments

The funds available to participants for investing their contributions and the Company contributions include the Crompton Corporation Common Stock fund, various mutual funds which invest in various diversified stocks and bonds, and a fund which invests in benefit-responsive insurance contracts.

The Blended Income Fund invests in benefit-responsive guaranteed investment contracts ("GICs") offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. These GICs are stated at contract value by the Plan's trustee (Fidelity Investments), which approximates fair value. The average yield on the Company's GICs were 4.27% and 5.18%, respectively, during 2003 and 2002. The crediting interest rate on these GICs was 3.97% and 4.69%, respectively, at December 31, 2003 and 2002.

The fair value of the individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31

	2003	2002

Blended Income Fund	$109,895,788	$114,975,211
Fidelity Magellan Fund	53,516,544	43,695,199
Fidelity Growth Company Fund	43,796,470	30,715,608
Fidelity Freedom 2010 Fund	30,991,712	28,634,348
U.S. Equity Index Commingled Pool	23,008,662	18,470,885
Fidelity Low Price Stock Fund	20,074,215	N/A

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	December 31

	2003	2002

Crompton Corporation
Common Stock Fund	$1,728,371	$(1,923,234)
Mutual Funds	54,419,256	(60,011,354)

	$56,147,627	$(61,934,588)

(4) Party-in-Interest Transactions

Fidelity Investments, Inc., the Company, and participants receiving plan loans are parties-in-interest as defined in Section 3(14) of ERISA. During the years 2003 and 2002, there were no prohibited party-in-interest transactions.

(5) Income Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6) Plan Termination

The Company by action of its Board of Directors may suspend the operation of the Plan for any year by omitting all or part of the employer contributions. While the Company has not expressed any intent to discontinue, terminate or curtail the Plan, the Company at its discretion, may terminate or amend the Plan for any reason at any time provided that no such termination or amendment shall permit any of the funds established pursuant to this Plan to be used for any purpose other than the exclusive benefit of the participating employees. Upon termination of the Plan, the rights of members to the benefits accrued under the Plan to the date of termination shall be non-forfeitable.

CROMPTON CORPORATION
EMPLOYEE SAVINGS PLAN
Schedule H, Line 4i- Schedule of Assets (Held at End of Year)
December 31, 2003

Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value

*	Crompton Corporation	Crompton Common Stock Fund 1,457,669 shares, par value $1.00	$ 6,472,049
*	Fidelity Investments	Blended Income Fund 109,895,788 shares	109,895,788
	Dodge & Cox	Dodge & Cox Income Fund 1,221,820 shares	15,785,918
*	Fidelity Investments	Fidelity Freedom 2010 Fund 2,380,316 shares	30,991,712
*	Fidelity Investments	Fidelity Growth Company Fund 874,705 shares	43,796,470
	Dodge & Cox	Dodge & Cox Stock Fund 105,124 shares	11,961,063
	Putnam Investments	Putnam Int'l Equity A 775,069 shares	16,012,920
*	Fidelity Investments	Fidelity Dividend Growth Fund 408,505 shares	11,152,176
*	Fidelity Investments	Fidelity Magellan Fund 547,540 shares	53,516,544
*	Fidelity Investments	Fidelity U.S. Equity Index Commingled Pool 681,334 shares	23,008,662
*	Fidelity Investments	Fidelity Low Price Stock Fund 573,877 shares	20,074,215
*	Fidelity Investments	Fidelity Freedom Income Fund 385,699 shares	4,277,399
*	Fidelity Investments	Fidelity Freedom 2040 50,904 shares	384,836
*	Fidelity Investments	Fidelity Freedom 2030 96,465 shares	1,249,219
*	Fidelity Investments	Fidelity Freedom 2020 981,838 shares	12,783,532
*	Fidelity Investments	Fidelity Freedom 2000 78,937 shares	929,877
*	Fidelity Investments	Dreyfus Founders Discovery Fund 235,731 shares	6,138,441
*	Participant Loans	Participant Loans Receivable with maturity dates ranging from January 1, 2004 to October, 2027	5,879,007
		and interest rates ranging from 5.25% to 10.00%
		Assets available for plan benefits	$374,309,828

*	Represents a party in interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CROMPTON CORPORATION
EMPLOYEE SAVINGS PLAN

Date:	June	28,	2004	By: /s/ Peter Barna
Peter Barna
Senior Vice President &
Chief Financial Officer

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Crompton Corporation:

We consent to incorporation by reference in the Registration Statements (Nos. 33-48806 and 333-66033) on Form S-8 of Crompton Corporation of our report dated June 25, 2004, relating to the statements of net assets available for plan benefits (modified cash basis) of the Crompton Corporation Employee Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits (modified cash basis) for the years then ended, and the related schedule, included in this annual report on Form 11-K.

/s/ KPMG LLP

Stamford, Connecticut
June 28, 2004